SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Management Proposal

Special Meeting of Class "A1" Preferred Shareholders

2026

AXIA ENERGIA

2026

Index

1. Manual for Participation	2
1.1 Introduction	2
1.2 Exclusively Digital Meeting	3
1.3 Remote Voting Ballot (BVD)	4
1.4 Required documents	6
1.5 Registration and accreditation	8
2. Management Proposal	11
2.1. General Guidelines	11
2.2. Agenda	11
2.3. Item (a) of the Agenda: PNA1 Conversion.	12
2.4. List of Schedules	21
2.5. Conclusion	21
SCHEDULE 1	23
SCHEDULE 2	28

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1.          Manual for Participation

1.1        Introduction

The Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "AXIA Energia") holders of class "A1" preferred shares issued by the Company ("PNA1") are hereby called to attend the Special Meeting of Holders of Class "A1" Preferred Shareholders of the Company ("Special Meeting"), to be held, on first call, on April 1, 2026, at 2 p.m.

It is clarified that, in view of the matters included in the agenda, pursuant to Article 136, paragraph 1, of Law No. 6,404, dated December 15, 1976 (the “Brazilian Corporate Law”), only shareholders holding PNA1 shares may attend and exercise voting rights at the Special Meeting.

Management further notes that this Special Meeting is being called on the same date and in the same context as the Extraordinary Shareholders’ Meeting (the “Migration EGM”) and the Special Meeting of Holders of Class “B1” Preferred Shares (“PNB1”) (the “PNB1 Special Meeting”), which will likewise be held on April 1, 2026, and form part of the management proposal to enable the Company’s migration to the Novo Mercado.

As will be detailed in this Management Proposal, this Special Meeting (as well as the PNB1 Special Meeting) is being held pursuant to and for the purposes of Article 136, paragraph 1, of the Brazilian Corporation Law, considering that the agenda of the Migration EGM includes proposals for the conversion of PNA1 and PNB1 shares.

1.2        Exclusively Digital Meeting

The Special Meeting will be exclusively digital, to be held through the digital platform of "Atlas AGM" ("Digital Platform"), on April 1, 2026, at 2 p.m..

The exclusively digital format is intended to facilitate the participation of shareholders and others involved in the Special Meeting, pursuant to the Brazilian Corporate Law, CVM Resolution No. 81, of March 29, 2022 ("RCVM 81"), and the Company's Bylaws.

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Shareholders who wish to participate in the Special Meeting must register on the https://atlasagm.com website or through the "Atlas AGM" application available on the Apple Store and Google Play Store ("Application") and submit all documents necessary to qualify for participation or voting at the Special Meeting by 11:59 p.m. on March 30, 2026.

The Digital Platform meets the requirements set forth in article 28, § 1, items I to III, of RCVM 81 and the Special Meeting will be fully recorded.

By accessing the Digital Platform and participating in the Special Meeting, the Admitted Shareholder (as defined below) authorizes the Company, and third parties authorized by the Company, to record and use the information, in accordance with applicable law. The recordings and related information will be used and processed by the Company for a period of five years, and may be used for the Company's defense or due to a mandatory obligation, which is in the interest of the Admitted Shareholder, according to its legitimate expectations.

The instructions for participation and for the statements of Admitted Shareholder via Digital Platform will be provided by the chair, and the time allotted for statements may be limited.

Matters outside the agenda must be addressed through the usual Investor Relations channels and will only be attached to the minutes upon express request.

Statements sent to the Special Meeting's chair by e-mail assembleiavirtual@axia.com.br, before the end of the work, will only be attached to the minutes upon express request.

The Company is not responsible for instabilities, connection failures or other external factors that are beyond its operational control.

It is recommended that Admitted Shareholders access the Digital Platform at least 30 minutes before the start of the Special Meeting.

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Any doubts or clarifications can be answered by the Financial and Investor Relations Vice President, through the e-mail assembleiavirtual@axia.com.br.

1.3        Remote Voting Ballot (BVD)

Shareholders may participate in the Special Meeting through BVD. Guidelines on the documentation required for remote voting are contained in the BVD, available on the websites: https://ri.axia.com.br/, https://www.gov.br/cvm and https://www.b3.com.br.

To participate in the Special Meeting through the BVD, the Company's shareholders must fill in the appropriate fields, sign the BVD and send it no later than 4 days before the date of the Special Meeting (i.e., until March 28, 2026) to the following recipients:

Bookkeeping agent	Shareholders with positions recorded in the book-entry register may exercise the remote vote through Itaú Corretora de Valores S.A. ("Bookkeeping Agent"). In this case, the BVD must be sent through the Itaú Assembleia Digital website. To do so, it will be necessary to sign in and have a digital certificate. Information on sing in and step-by-step instructions for issuing the digital certificate are available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital.
Custody Agent	Shareholders must verify with the custody agent where it will provide a service for receiving BVD ("Custody Agent"). If so, shareholders may, at their sole discretion, forward the BVD to the Custody Agent, adopting the appropriate procedures, and may incur any costs.
Central depository	Shareholders may, at their sole discretion and if they have their shares held in custody at B3, forward the BVD through B3’s "Investor Area" on the website https://www.investidor.b3.com.br/login ("Central Depositary"), in the "Services" section, in the "Open Meetings" option. The Central Depositary may define rules and operational procedures for the organization and operation of activities related to the collection and transmission of instructions for filling out the BVD, which must be observed by the shareholders.

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Company

The shareholders may forward the BVD directly to the Company, provided that the BVD:

○     It will only be received when completed digitally and forwarded solely and exclusively through the https://atlasagm.com/ website or the Application. To access the system:

(i)               if you are already registered on the Digital Platform, you must use the same access credentials, entering your email and password; and

(ii)             if you have not yet accessed the Digital Platform, you must click on "Create your account/Create new account" and inform your email address. Then, the system will send a confirmation email to the email informed, so the shareholder can fill in the requested personal data and complete the registration.

In addition, to digitally complete the BVD, shareholders must:

(i)               access the Special Meeting through the Digital Platform and click on "Indicate votes/Declare votes";

(ii)             inform the vote for each matter and click on "Submit Votes"; and

(iii)           proceed to digital signature with ICP Brasil certificate, through the Digital Platform itself. Votes will be considered only when the shareholder's participation in the Meeting is approved by the Company.

○     It must contain the place, date and signature of the signatory shareholder. If the shareholder is considered a legal entity under the terms of Brazilian law, the signature must be of its legal representatives or their attorneys-in-fact with powers to perform this act.

○     It must be accompanied by documentation proving the status of shareholder or legal representative of the signatory shareholder, according to the requirements and formalities indicated in this Management Proposal.

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Until the end of the submission period, the BVD may be corrected and resent by the shareholder to the Company, observing procedures and other deadlines provided for in RCVM 81, and no BVD will be accepted after the deadline.

If any items remain unfilled after the four-day period prior to the Special Meeting, the Company will treat them as instruction equivalent to an abstention from voting.

The shareholder who has already sent the BVD may also register and be admitted to participate in the Special Meeting through the Digital Platform, provided that it does so in the manner and within the deadline set forth in item 1.5 of this Manual. In this case, the shareholder will be allowed to:

○     simply participate in the Special Meeting, in which case the voting instructions received through BVD will be computed by the Special Meeting's board; or

○     participate and vote in the Special Meeting, in which case the voting instructions received through BVD will be discarded by the Special Meeting's board.

1.4        Required documents

The shareholder must submit the following documents necessary for their qualification and participation in the Meeting through the Digital Platform:

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•      If a natural person:

○     copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or

○     in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder, manager of the Company or lawyer regularly registered with the Brazilian Bar Association (OAB).

•      If a legal entity:

○     updated articles of incorporation of the shareholder and the act that invests the representative(s) with sufficient powers for representation within the scope of the Special Meeting, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and

○     if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

•      If an investment fund:

○     copy of the fund's current and consolidated regulations, bylaws or articles of association of the administrator or manager, as the case may be, observing the fund's voting policy;

○     corporate documents that prove the powers of representation (minutes of the election of the directors, term(s) of investiture and/or power of attorney);

○     identification document of the legal representative(s) with a recent photo and national validity;

○     if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

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It is not necessary to send physical copies of the representation documents to the Company's office, nor to notarize the power of attorney, notarize, consularize, apostille or present a sworn translation of the documents of foreign shareholders. It will be sufficient to send a simple copy of the original copies of the original documents required, through the https://atlasagm.com/ website or through the Application.

To proceed with the submission through the Digital Platform, the shareholder and/or attorney-in-fact must:

(I)               access the Special Meeting;

(II)             click on the "Send documents" option, which will appear when the Special Meeting is available for consultation and with the requested documents;

(III)           for attorneys, select the shareholders to whom they wish to forward the documents, individually or in batches, if there is more than one shareholder represented;

(IV)           upload the requested documents in each field, under the "Required documents" tab; and

(V)            enable the option "Allow the above documents to be shared with the Company so that it can declare the votes", if it is accessed via the web, thereby completing the submission.

Powers of attorney granted by shareholders by electronic means will be admitted only if they contain digital certification within the standards of the Brazilian Public Key Infrastructure system (ICP-Brasil) or by other means of proving the authorship and integrity of the document in electronic form.

1.5        Registration and accreditation

The shareholder or attorney-in-fact who wishes to participate in the Special Meeting, via the Digital Platform, must fill in all registration data on the https://atlasagm.com/ website or through the Application and forward all documents proving qualification and/or representation by 11:59 pm on March 30, 2026.

To access the system, the shareholder or attorney-in-fact who:

○     already has a registration on the platform must access the link and use the same access credentials, entering their email and password; and

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○     does not yet have a registration on the platform, you must click on "Create your account/Create new account" and enter your email address. The system will then send a confirmation email to the email informed, so that you can fill in the requested personal data and finalize the registration.

Shareholder

The shareholder who is a natural person must click on "Add Tax Document", enter their CPF number and complete the registration by clicking on "Register/Continue".

Attorney-in-fact

The attorney must:

(I)               click on "Add representation", located below "+ Add tax document";

(II)             fill in the information of the shareholder it represents;

(III)           upload the supporting document in PDF format;

(IV)           set the "Expiration date" of the power of attorney or check the "Indefinite term/Lifetime validity" box; and

(V)            complete the registration by clicking on "Register/Continue".

At any time, it is possible to access the profile and inform the data of new shareholders to be represented. To do so, the attorney must click on the circle with his photo or initials, choose "Profile" and add those represented by the "Register representation" button.

The Company will verify the documents and, if there are no pending issues, the shareholder or his attorney-in-fact, as the case may be, will be admitted ("Admitted Shareholder"). The Admitted Shareholder will receive, through the Digital Platform, confirmation of its admission to attend the Special Meeting.

If the documentation submitted is considered insufficient, inconsistent or does not meet the necessary requirements set forth in this Manual, as of the notification of refusal, the shareholder must supplement or correct it, as the case may be, on the same website https://atlasagm.com/ or through the Application, until 11:59 p.m. on March 30, 2026.

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There will be no additional deadline for complementing or correcting the documentation necessary for qualification and participation.

Request to participate

After the submission of the supporting documents for qualification and/or representation, the Admitted Shareholder must click on the "Request participation in the meeting" button on the Special Meeting's home page and then confirm the action.

If any duly Admitted Shareholder does not receive the confirmation for virtual access to the Special Meeting at least 8 hours prior to the start time of the Special Meeting, it must contact the Company's Investor Relations area, through e-mail assembleiavirtual@axia.com.br, up to 4 hours before the start time of the Special Meeting.

Access to the Special Meeting via Digital Platform will be restricted to Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be). The Company warns that shareholders who do not submit the request and the necessary participation documents within the deadline will not be able to participate in the Special Meeting.

The Admitted Shareholders undertake to use the individual registration exclusively to participate in the Special Meeting through digital means, and its transfer or disclosure to third parties is prohibited, as is the recording, reproduction, or sharing of any content or information transmitted during the Special Meeting.

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2.           Management Proposal

2.1.	General Guidelines

INSTALLATION AND APPROVAL QUORUM

ARTICLE 136, § 1, BRAZILIAN CORPORATE LAW

The matters submitted for deliberation at a special meeting of preferred shareholders depend on the approval of more than half of the holders of the preferred shares of each affected class.

In this sense, the Special Meeting will be convened and may deliberate, on first call, with the presence of shareholders holding PNA1 shares representing more than half of the total PNA1 shares issued by the Company, excluding PNA1 shares held in treasury.

In light of the above, the Company's Management submits to its shareholders the following proposal, to be resolved at the Special Meeting.

2.2.	Agenda

Pursuant to and for the purposes of Article 136, paragraph 1, of the Brazilian Corporation Law, the approval of the conversion of all class “A1” preferred shares issued by the Company (the “PNA1” and the “PNA1 Conversion”, respectively), at the ratio of 1.1 common shares (“ON”) for each 1 PNA1 Share.

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2.3.	Item (a) of the Agenda: PNA1 Conversion.

THE MIGRATION TO THE NOVO MERCADO

In June 2022, the Company completed its privatization process, becoming a corporation with dispersed ownership and no defined controlling shareholder. This institutional milestone had the purpose, among other objectives, of contributing to the modernization of the management structure and the strengthening of corporate governance, in line with the best practices of the capital markets.

Since then, the Company's Management has been pursuing a permanent agenda of governance enhancement, aimed at strengthening shareholder rights, advancing compensation and succession practices, ensuring efficient capital allocation and developing its businesses, always guided by the sustainable creation of long-term value.

In this regard, it is publicly known to shareholders that, since 2022, the Company has been expressing interest in and conducting studies on the Migration to Novo Mercado, with a view to simplifying its capital stock structure, optimizing its dividend policy, and adhering to the "one share, one vote" principle, with such initiative being an integral part of its ongoing evolution agenda.

Considering the progress achieved in the Company's corporate governance framework and management model in recent years, and taking into account the current conditions in the energy sector and the Brazilian capital markets, the Company’s management believes that AXIA now stands at a significant window of opportunity to deliberate on the Migration to Novo Mercado - a natural step consistent with the Company's trajectory of institutional enhancement, recognizing and reinforcing this evolution and ensuring the permanence of such advances.

In this regard, through the Migration to Novo Mercado, the Company formally adheres to a set of governance and transparency commitments recognized by the market, thereby making mandatory several structures that had been voluntarily adopted.

Furthermore, the Company's entry into the Novo Mercado is a pivotal step in enhancing its capital structure and dividend policy, which will greatly benefit its shareholder base.

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However, this process does presuppose the simplification of the Company's current shareholding structure, in view of the requirements contained in the Novo Mercado.

The Migration to the Novo Mercado, along with the associated changes and operational matters, including the restructuring of the shareholder base, will be deliberated at the Migration EGM, also called for April 1, 2026.

Additionally, as highlighted above, this Special Meeting will deliberate on the PNA1 Conversion and the PNB1 Special Meeting will deliberate on the PNB1 Conversion.

SHAREHOLDING RESTRUCTURING OF THE COMPANY TO ENABLE MIGRATION TO THE NOVO MERCADO: B3 WAIVER RELATED TO PNA1 SHARES

Currently, the Company's capital stock is composed as follows:

(a)	ON shares, representing 69.5796% of the total capital stock, entitled to one vote per share;
(b)	PNA1 Shares, representing 0.0050% of the total capital stock, without voting rights at general meetings, except in cases provided by law or the Bylaws, and with the preferences and advantages set forth in the Bylaws, including the right to receive dividends at least 10% higher than those attributed to each ON, and priority in dividend distributions, accruing at the rate of 8% per year on the capital attributable to this type and class of shares, as set forth in current Article 11, §2, of the Bylaws;
(c)	PNB1 shares, representing 9.6021% of the total capital stock, without voting rights at general meetings, except in cases provided by law or the Bylaws, and with the preferences and advantages set forth in the Bylaws, including the right to receive dividends at least 10% higher than those attributed to each ON, and priority in dividend distributions, accruing at the rate of 6% per year on the capital attributable to this type and class of shares, as set forth in current Article 11, §3, of the Bylaws;

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(d)	PNC Shares, representing 20.8133% of the total capital stock, entitled to one vote per share, convertible into ON shares and redeemable up to 2031, in the form of §§ 7 to 13 of the current article 11 of the Bylaws; and
(e)	one special class preferred share held by the Federal Government ("Golden Share"), without voting rights at general meetings, except for the veto right provided for in current Article 11, §4, of the Bylaws.

In the case of Golden Share and PNC shares, their maintenance in the event of Migration to the Novo Mercado was already expressly authorized by B3.

The Golden Share is provided for in Article 8, sole §, of the Novo Mercado Regulation. PNC shares were subject to specific authorization by B3, as per the Material Fact disclosed by the Company on 11.28.2025.

In this context, while the current characteristics of the ON shares, PNC shares, and the Golden Share are already aligned with Novo Mercado requirements, the PNA1 and PNB1 share classes, particularly because they do not carry full voting rights (the "one share, one vote" principle), require adjustments to enable the Migration to Novo Mercado.

Pursuant to article 136, §1, of the Brazilian Corporate Law, the conversion of preferred shares into ON shares is subject to the approval of more than half of the shares of the respective class.

In relation to the PNB1 class, the conversion of all its shares into ON shares is an inescapable condition to enable the Migration to the Novo Mercado.

Regarding the PNA1 class, it should be noted that such shares represent a small portion of the total capital stock (0.005%), with no material impact on the Company's dividend policy. In addition, this class of shares is illiquid, with a low volume of shares issued and trades carried out, associated with a high proportion of bearer shares, with no defined ownership.

In light of the characteristics outlined above, Company’s Management clarifies that it has obtained from B3 prior authorization for exceptional treatment (waiver) of PNA1 shares in this Migration to the Novo Mercado process ("B3 Waiver").

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Considering the B3 Waiver, even if the Company, despite its best efforts, does not succeed in the PNA1 Conversion, AXIA may proceed with the Migration to Novo Mercado and maintain the PNA1 class in its share capital stock structure indefinitely, provided that the PNA1 shares acquire full voting rights, in compliance with the "one share, one vote" principle.

The exceptional treatment granted by B3 recognizes the characteristics and particularities of the PNA1 class, while bearing in mind that the decision regarding the PNB1 Conversion and, consequently, the movement of Migration to the Novo Mercado itself, will be amply legitimized, directly or indirectly, by a potential quorum representing 99.995% of all AXIA's capital stock.

In light of the clarifications provided above, for Migration to Novo Mercado, the Company's Management foresees two alternative scenarios – depending on the conversion or not of the PNA1 shares -, and in both cases, except for the Golden Share, the Company will assign full voting rights to its entire shareholder base.

As a result of B3 Waiver, Company's Management has structured two alternative scenarios for the implementation of the Migration to Novo Mercado, depending on whether or not this Special Meeting is successful in holding and deliberating:

o	SCENARIO A: if this Special Meeting approves the PNA1 Conversion, on the 1st or 2nd call, the holders of PNA1 shares will receive ON shares at the ratio of 1.1 common shares for each 1 PNA1 Share; or
o	SCENARIO B: if this Special Meeting is not installed and/or does not approve the PNA1 Conversion, the proposed structure provides for the maintenance of the PNA1 shares (and preservation of their respective economic rights), with this class also holding full voting rights.

These alternative scenarios foreseen for the Migration to Novo Mercado are illustrated below:

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SCENARIO A (with PNA1 Conversion):

Current shareholding structure	Shareholding structure after the Migration to Novo Mercado
ON	ON
PNA1	~~PNA1~~ (converted to ON)
PNB1	~~PNB1~~ (converted to ON)
PNC (temporary – created by the Extraordinary General Meeting of 12.19.2025)	PNC (temporary – created by the Extraordinary General Meeting of 12.19.2025)
Golden Share	Golden Share

SCENARIO B (without PNA1 Conversion):

Current shareholding structure	Shareholding structure after the Migration to Novo Mercado
ON	ON
PNA1	PNA1 (shall be given full voting rights)
PNB1 (non-voting)	~~PNB1~~ (converted to ON)
PNC (temporary – created by the Extraordinary General Meeting of 12.19.2025)	PNC (temporary – created by the Extraordinary General Meeting of 12.19.2025)
Golden Share	Golden Share

In accordance with the structure indicated above, the Company's Management reinforces that, regardless of the success or not of the PNA1 Conversion, the Migration to Novo Mercado will be possible, provided, of course, that the conditions detailed in the agenda of the Migration EGM are observed.

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In light of the foregoing, the Company's Management submits to the resolution of the shareholders holding PNA1 shares the PNA1 Conversion, under the terms presented herein.

It should be noted that, if approved, the effectiveness of the resolution submitted herein is conditioned, naturally, to the approval of the Migration EGM, which will deliberate on the PNA1 Conversion and the other matters necessary to carry out the Migration to Novo Mercado.

PROPOSED EXCHANGE RATIO AND CONVERSION PREMIUM

In the context of the Company’s shareholding restructuring to enable its Novo Mercado Migration, Management is submitting to its shareholders a proposed exchange ratio of 1:1.1 to effect the PNA1 Conversion, pursuant to which holders of PNA1 Shares would be entitled to a conversion premium (the “Conversion Premium”), based on the ratio of 1.1 Common Shares for each 1 PNA1 Share.

In determining the 1:1.1 exchange ratio, Management evaluated and considered a broad range of guidelines, criteria and data relating to the PNA1 Shares, within the framework of a holistic assessment of the Novo Mercado Migration transaction, with a view to proposing, within a reasonable range of fairness, a conversion structure that is fair and advantageous to all shareholder constituencies involved.

In this regard, the Conversion Premium is intended both to compensate PNA1 shareholders for the statutory economic preferences and advantages attached to their class of shares and to incentivize their support for the related conversion proposals, while recognizing that the unification of the shareholder base occurs in connection with the Novo Mercado Migration, which encompasses multiple value drivers previously described.

In proposing the exchange ratio and determining the Conversion Premium, Management conducted studies and analyses with the objective of presenting to shareholders a fair exchange ratio that appropriately reflects the relevant economic and governance implications associated with this change in the Company’s share capital structure.

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Management further notes that it is proposing the same Conversion Premium for both the PNA1 Conversion and the PNB1 Conversion (which will be resolved upon at the Migration EGM and at the PNB1 Special Meeting).

This approach is justified insofar as the PNA1 class, unlike the PNB1 class, lacks market liquidity, notwithstanding its entitlement to priority dividend distribution at a higher rate than the PNB1 class (8% per year for PNA1 and 6% per year for PNB1). From an economic standpoint, Management believes that the enhanced dividend preference attached to the PNA1 Shares is, to a significant extent, offset by their limited liquidity profile, thereby supporting the attribution of the same Conversion Premium to both the PNA1 and PNB1 classes.

The limited liquidity of the PNA1 class is evidenced by the low trading volume of such shares on the stock exchange. As of the date of the call notice for this Special Meeting, the most recent PNA1 trade was recorded on December 1, 2025, prior to reflecting the bonus share issuance approved at the EGM held on December 19, 2025. In 2025, only six PNA1 share transactions were recorded on the stock exchange.

Additionally, the recent dividend payment history has evidenced, in practical terms, an alignment between the dividends received by PNA1 and PNB1 shareholders, which, together with the limited liquidity of the PNA1 Shares, further supports the treatment proposed above.

It should also be noted that the Company is making available to its shareholders a specific presentation containing a summary of relevant information regarding the proposed Novo Mercado Migration, including the rationale, the rules applicable to the PN Conversions and the expected benefits of the transaction (the “NM Presentation”).

The NM Presentation will be available for consultation under the category “Notice to the Market”, type “Presentations to Analysts/Market Participants”, and should be considered by shareholders as an integral part of this Management Proposal, as it contains supplementary information that may assist in the evaluation of the matter.

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In light of the foregoing, Management recommends the approval of the matter included in the Agenda of this Special Meeting, including the PNA1 Conversion.

Finally, as highlighted in the preamble to this Proposal, should Management not succeed in obtaining approval of the PNA1 Conversion despite its efforts, the PNA1 Shares will remain outstanding in the Company’s share capital.

In such alternative scenario, the PNA1 Shares would preserve all of their current economic preferences and advantages, including the right to receive dividends at least 10% higher than those attributed to each Common Share and priority in dividend distribution at the rate of 8% per year on the capital allocated to the PNA1 Shares. The only modification to the rights attached to the PNA1 Shares would be the granting of full voting rights to such shares.

RIGHT OF WITHDRAWAL

If the PNA1 Conversion is approved, shareholders holding PNA1 shares who do not vote in favor at the Special Meeting, either by voting against, abstention or absence, as the case may be ("Dissenting Shareholders"), will be entitled to the right of withdrawal, upon reimbursement of the respective shares. Dissident Shareholders may only exercise the right of withdrawal in relation to all PNA1 shares of which they are proven to be holders since the closing of the trading session on February 18, 2026 (date of disclosure of the Material Fact that communicated the PNA1 Conversion proposal), and kept under its ownership, uninterruptedly, until the date of the effective exercise of the right of withdrawal, and the partial exercise of the right of withdrawal is not allowed.

The Company may call the general meeting to ratify or reconsider the resolution, if it understands that the payment of the reimbursement amount to the dissident shareholders may jeopardize its financial stability, pursuant to article 137, § 3, of the Brazilian Corporate Law.

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In the event of exercise of the right of withdrawal by shareholders holding PNA1 shares, and in view of the deadline for exercising the right of withdrawal, the reimbursement amount will correspond to the book value of the PNA1 share, calculated based on the accounting shareholders' equity contained in the financial statements for the fiscal year ended December 31, 2025, to be announced on 02.26.2026 ("DFs 2025").

In compliance with the provisions of article 18 of RCVM 81, the Company's Management submits, in the form of Schedule 1, the information required by Exhibit F of RCVM 81, regarding changes in the preferences and advantages of PNA1 shares resulting from the PNA1 Conversion.

Finally, in compliance with the provisions of article 21 of RCVM 81, Schedule 2 presents the information related to the right of withdrawal resulting from the PNA1 Conversion, as required by Exhibit H of RCVM 81.

2.4.	List of Schedules
○	SCHEDULE 1

Information on the PNA1 Conversion (According to Exhibit F of RCVM 81).

○	SCHEDULE 2

Information on the Right of Withdrawal (According to Exhibit H of RCVM 81).

2.5.	Conclusion

In light of the foregoing, the Company's Board of Directors approved the call notice of the Special Meeting, pursuant to this Management Proposal and its Schedules, and recommended the approval of the matters presented herein.

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Rio de Janeiro, February 18, 2026

Vicente Falconi Campos

Chairman of the Board of Directors

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SCHEDULE 1

PNA1 Conversion (According to Exhibit F of RCVM 81)

1. If there is the creation of preferred shares or a new class of preferred shares

a. Provide detailed reasons for the proposal to create the actions

b. Describe, in detail, the rights, advantages and restrictions to be attributed to the shares to be created, in particular:

i. Increased dividends in relation to common shares

ii. Fixed or minimum dividends

iii. Possible cumulative nature of dividends

iv. Right to Share in Remaining Profits

v. Right to receive dividends from the capital reserve account

vi. Priority in the repayment of capital

vii. Premium on capital repayment

viii. Right to vote

ix. Statutory right to elect members of the board of directors in a separate vote

x. Right to be included in the public tender offer for the sale of shares provided for in article 254-A of Law No. 6,404 of 1976

xi. Right of veto in relation to amendments to the statutes

xii. Redemption Terms and Conditions

xiii. Amortization Terms and Conditions

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c. Provide detailed analysis of the impact of the creation of shares on the rights of holders of other types and classes of shares of the company

Not applicable, considering that the Special Meeting does not propose the creation of preferred shares or a new class of preferred shares.

2. If there is a change in the preferences, advantages or conditions of redemption or amortization of preferred shares

Preliminarily, the Company clarifies that the PNA1 Conversion proposal does not contemplate the change in the preferences and advantages of the current PNA1 shareholders, but rather its conversion into ON shares, with the respective extinction of PNA1 shares, in line with the exchange ratio detailed in this Management Proposal. Notwithstanding, for clarification purposes, the Company presents this Schedule 1, in the form of Exhibit F to RCVM 81, to address the potential impacts arising from the execution of the PNA1 Conversion, if approved.

Finally, the Company also clarifies that, if the PNA1 Conversion is not approved and, even so, the Migration to Novo Mercado is carried out, the PNA1 shares will receive the concession of the right to vote in full. The information regarding this scenario (Scenario B submitted to the Migration EGM) is detailed, in the form of Exhibit F to RCVM 81, in Schedule 6 to the Management Proposal for the Migration EGM, also made available on this date.

a. Describe in detail the proposed amendments

If the PNA1 Conversion is approved by this Special Meeting and by the Migration EGM, and the Conditions Precedent – PNA1 are verified, all PNA1 shares issued by the Company will be converted, and their holders will receive shares at the ratio of 1.1 common shares for each 1 PNA1 Share.

b. Provide detailed reasons for the proposed amendments

As highlighted above, the PNA1 Conversion will not be a condition for the Migration to Novo Mercado, under the terms of B3 Waiver. Thus, if the Company is not successful in the PNA1 Conversion, and the Company still carries out the Migration to Novo Mercado, the PNA1 shares will remain in the Company's capital stock and will preserve its equity advantages (with the attribution of the right to vote).

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The Company's Management understands that the PNA1 Conversion is in the interest of all its shareholders, especially due to the benefits arising from the unification and simplification of the shareholder base.

Thus, although the PNA1 Conversion is not a condition for Migration to Novo Mercado, under the terms of B3 Waiver, the Company's Management recommends its approval, both at this Special Meeting and at the Migration EGM.

c. Provide detailed analysis of the impact of the proposed changes on the holders of the shares subject to the amendment

If the PNA1 Conversion is implemented, the current holders of PNA1 Shares will become holders of Common Shares issued by the Company, at the ratio of 1.1 Common Shares for each 1 PNA1 Share.

Upon receipt of the Common Shares, holders of PNA1 Shares will hold economic and governance rights identical to those currently held by holders of Common Shares, in view of the unification of the shareholder base, including voting rights. The rights attached to the Common Shares are those provided for under applicable laws and regulations and the Company’s bylaws (see, in this regard, the versions of the bylaws attached to the Management Proposal for the Migration EGM).

In addition, as a result of the unification of the shareholder base, holders of PNA1 Shares will exchange a security with limited liquidity for Common Shares of recognized liquidity that are included in B3’s main liquidity indices.

On the other hand, Management clarifies that all preferences and advantages currently attributed to holders of PNA1 Shares will not be transferred to the Common Shares received upon completion of the PNA1 Conversion. Accordingly, if the PNA1 Conversion is approved and implemented, the current holders of PNA1 Shares will no longer be entitled to receive dividends at least 10% higher than those attributed to each Common Share, nor will they retain priority in the distribution of dividends at the rate of 8% per year on the capital allocated to such class and series of shares, as provided for in Article 11, paragraph 2, of the Company’s current bylaws.

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Finally, if the PNA1 Conversion is approved and implemented, holders of PNA1 Shares who do not vote in favor of the PNA1 Conversion at this Special Meeting—whether by voting against, abstaining or not attending, as applicable (the “Dissenting Shareholders”)—will be entitled to exercise dissenters’ rights, upon reimbursement of their respective shares. Dissenting Shareholders may exercise such right only with respect to all PNA1 Shares of which they have demonstrably been holders since the close of trading on February 18, 2026 (the date of disclosure of the material fact announcing the proposed PNA1 Conversion), and which have been held continuously until the date of the effective exercise of dissenters’ rights. Partial exercise of dissenters’ rights will not be permitted.

Information on the right of withdrawal to PNA1 shares can be found in Schedule 2 to this Management Proposal.

d. Provide detailed analysis of the impact of the proposed changes on the rights of holders of other types and classes of shares of the company

If approved and carried out, the PNA1 Conversion may represent a slight reduction and dilution in the political rights attributed to the current holders of voting shares, as new ON shares with voting rights would be delivered to the current holders of PNA1 shares, which would be extinguished. In this regard, however, the Company’s Management reiterates that this dilution will be negligible and immaterial with regard to the PNA1 Conversion, considering that the PNA1 shares currently correspond to only 0.005% of the capital stock.

On the other hand, if the PNA1 Conversion is approved and carried out, there will be the elimination of the differentiated equity rights of the PNA1 shares related to the receipt of dividends, with the equity equalization of the Company's shareholder base.

Additionally, for the avoidance of doubt, the proposed PNA1 Conversion does not affect the rights granted to the Federal Government of Brazil, including the Golden Share and the rights to elect officers and members of the Fiscal Council set forth in Chapter IV of the Company’s bylaws.

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SCHEDULE 2

Information on the Right of Withdrawal (According to Exhibit H of RCVM 81).

1. Describe the event that gave or will give rise to the recess and its legal basis

As described in item 2.3 of this Management Proposal, if approved, the PNA1 Conversion is an event that will give rise to the exercise of the right of withdrawal by shareholders who do not vote in favor at the Special Meeting (by opposing vote, abstention or absence, as the case may be).

Pursuant to article 137, caput and item I, of the Brazilian Corporate Law, the change in the preferences and/or advantages attributed to one or more classes of preferred shares, or the creation of a new more favored class, grants the right of withdrawal to the dissident shareholders holding the shares of the type or class harmed.

Considering that the PNA1 Conversion necessarily implies the change in the preferences and equity advantages currently attributed to PNA1 shares, the resolution object of this Special Meeting will give rise to the right of withdrawal to dissident shareholders holding PNA1 shares.

The Company may call the general meeting to ratify or reconsider the resolution, if it understands that the payment of the reimbursement amount to the dissident shareholders may jeopardize its financial stability, pursuant to article 137, §3, of the Brazilian Corporate Law.

2. Inform the actions and classes to which the recess applies

The right of withdrawal will be applicable only to shareholders holding PNA1 shares who dissent from the PNA1 Conversion resolution at the Special Meeting, whether by dissent, abstention or absence.

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3. Inform the date of the first publication of the notice calling the meeting, as well as the date of communication of the material fact regarding the resolution that gave or will give rise to the recess

The Call Notice for the Special Meeting will be published in the newspaper "Valor Econômico", for the first time, on 02.20.2026, having been made available on the websites of CVM, B3 and Company.

The Material Fact that announced the PNA1 Conversion proposal was disclosed on 02.18.2026, also on the CVM, B3 and Company websites.

4. Inform the deadline for exercising the right of withdrawal and the date that will be considered for the purpose of determining the holders of the shares that may exercise the right of withdrawal

If applicable, the exercise of the right of withdrawal will begin after the publication of the minutes of the Special Meeting.

Thus, if the Special Meeting is installed and held on 1st call (on 04.01.2026), the publication of the minutes is scheduled for 04.02.2026, and would end on 05.03.2026, observing the provisions of article 137, items IV, V and VI of the Brazilian Corporate Law.

It should be noted, however, that if the Special Meeting is not installed on the 1st call, and it is necessary to hold the 2nd call, the above dates must be updated.

Dissident shareholders may only exercise the right of withdrawal in relation to all PNA1 shares of which they are proven to be holders since the close of trading on February 18.2026 (date of disclosure of the Material Fact that communicated the PNA1 Conversion proposal), and kept under its ownership, uninterruptedly, until the date of the effective exercise of the right of withdrawal, and the partial exercise of the right of withdrawal is not allowed.

Finally, it is reiterated that there will only be a right of withdrawal in case of effective approval, by the Special Meeting, of the PNA1 Conversion.

5. Inform the amount of reimbursement per share or, if it is not possible to determine it in advance, management's estimate of that amount

See item 6 below.

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6. Inform how the refund amount is calculated

The reimbursement amount, pursuant to the general rule established in article 45 of the Brazilian Corporate Law, will correspond to the book value of the PNA1 share, calculated based on the Company's shareholders' equity recorded in the last balance sheet approved by the general meeting, which, on the date of payment of the reimbursement amount, will be embodied in the 2025 DFs, which will be disclosed on 02.26.2026.

For reference, considering the financial statements for the fiscal year 2024, the book value would correspond to R$ 52.8209588795 per share.

Additionally, in view of the fact that the equity value will be assessed from the disclosure of the 2025 Financial Statements, the Company’s Management clarifies that, on 02.26.2026, it will publish a Notice to Shareholders detailing the amount of reimbursement that will be due, if applicable, to dissident PNA1 shareholders.

7. Inform whether shareholders will have the right to request the withdrawal of a special balance sheet

Considering that the reimbursement amount will be calculated based on the 2025 DFs, the dissident shareholder will not be allowed to request, together with the reimbursement, the collection of a special balance sheet, pursuant to article 45, §2, of the Brazilian Corporate Law.

8. If the amount of reimbursement is determined by evaluation, list the experts or specialized companies recommended by the administration

Not applicable, considering that the amount of the refund will not be determined by evaluation.

9. In the event of a merger, merger of shares or merger involving controlling and controlled companies or under common control

a. Calculate the replacement ratios of the shares based on the value of shareholders' equity at market prices or other criteria accepted by the CVM

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b. Inform whether the replacement ratios of the shares provided for in the transaction protocol are less advantageous than those calculated in accordance with item 9(a) above

c. Inform the amount of the reimbursement calculated based on the value of shareholders' equity at market prices or other criteria accepted by the CVM

Not applicable, considering that the right of withdrawal does not result from a merger, merger of shares or merger involving controlling and controlled companies or under common control.

10. Inform the equity value of each share calculated according to the last approved balance sheet

As highlighted in item 6 above, for reference, considering the financial statements for the 2024 fiscal year, the book value would correspond to R$ 52.8209588795 per share.

Additionally, in view of the fact that the equity value will be assessed from the disclosure of the 2025 Financial Statements, the Company’s Management clarifies that, on 02.26.2026, it will publish a Notice to Shareholders detailing the amount of reimbursement that will be due, if applicable, to dissident PNA1 shareholders.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.